As filed with the  Securities  and  Exchange  Commission  on June 5, 2007
                                                   Registration No. 333 - 130153

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                   POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                               BRITISH AIRWAYS Plc
        (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                                      [N/A]
                   (Translation of issuer's name into English)

                                   -----------

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
       (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

            Jay Clayton                             Patricia Brigantic, Esq.
      Sullivan & Cromwell LLP                            Citibank, N.A.
         125 Broad Street                       388 Greenwich Street, 17th Floor
     New York, New York 10004                       New York, New York 10013

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1. Name of Depositary and address of its principal executive       Face of Receipt -  Introductory paragraph and final
   office                                                          sentence on face of receipt.

2. Title of Receipts and identity of deposited securities          Face of Receipt  - Center and introductory
                                                                   paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner and
              one American Depositary Share ("ADSs")               introductory paragraph.

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (11)
              securities                                           and (12).

       (iii)  The collection and distribution of dividends         Face of Receipt  - Paragraphs (4), (5) and (7);
                                                                   Reverse of Receipt - Paragraph (10).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraphs (3) and (8);
              soliciting material                                  Reverse of Receipt - Paragraph (12).

       (v)    The sale or exercise of rights                       Face of Receipt  - Paragraphs (4) and (5);
                                                                   Reverse of Receipt - Paragraph (10).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (4) and (5);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (10) and (13).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (16) and (17) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (3).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (1), (2), (4) and (5).
              the underlying securities                            Reverse of Receipt - Paragraph (20).
       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (14).
       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (7).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (8).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of the Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in the Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt attached as Exhibit A to the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among British Airways Plc, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder is contained in the form of the American Depositary Receipt. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Second Amended and Restated Deposit Agreement, dated as of December 20, 2005, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder is contained in the form of the American Depositary Receipt. -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed.

      (e)      Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended Restated Deposit Agreement, dated as of December 20, 2005, as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among British Airways Plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of June 2007.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of December 20, 2005, as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten
                                    (10) ordinary shares, nominal value 25 pence per share, of British Airways Plc.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Ansala
                                        ----------------------------------------
                                        Name: Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, British Airways Plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on June 5, 2007.

                                          BRITISH AIRWAYS Plc


                                          By: /s/ Alan Buchanan
                                              ----------------------------------
                                              Name: Alan Buchanan
                                              Title: Company Secretary

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Buchanan to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 5, 2007.

Signature                           Title
---------                           -----


                                    Chairman
-------------------------
Martin Broughton


/s/ William Walsh                   Chief Executive/Executive Director
-------------------------           (Principal Executive Officer)
William Walsh


/s/ Keith Williams                  Chief Financial Officer/Executive Director
-------------------------           (Principal Financial and Accounting Officer)
Keith Williams


/s/ Maarten van den Bergh           Senior Independent Non-executive Director
-------------------------
Maarten van den Bergh


                                    Non-executive Director
-------------------------
Baroness Kingmill

Signature                                               Title
---------                                               -----


/s/ James Lawrence                                      Non-executive Director
-------------------------------------
James Lawrence


/s/ Chumpol NaLamlieng                                  Non-executive Director
-------------------------------------
Chumpol NaLamlieng


/s/ Martin Read                                         Non-executive Director
-------------------------------------
Martin Read


                                                        Non-executive Director
-------------------------------------
Alison Reed


/s/ Ken Smart                                           Non-executive Director
-------------------------------------
Ken Smart


                                                        Non-executive Director
-------------------------------------
Baroness Symons


Authorized Representative in the U.S.                   General Counsel Americas


/s/ Paul Jasinski
-------------------------------------
Paul Jasinski

                                Index to Exhibits

                                                                   Sequentially
Exhibit         Document                                           Numbered Page
-------         --------                                           -------------
(a)(i)          Form of Amendment No. 1 to Second Amended
                and Restated Deposit

(a)(ii) Second Amended and Restated Deposit, dated as of December 20, 2005

(e)             Certificate under Rule 466